UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Avid Technology, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

05367P100

(CUSIP Number)

LAUREN TAYLOR WOLFE

CHRISTIAN ASMAR

IMPACTIVE CAPITAL LP

152 West 57th Street, 17th Floor

New York, New York 10019

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 5, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05367P100

1	NAME OF REPORTING PERSON

Impactive Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,356,011
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,356,011
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,356,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 05367P100

1	NAME OF REPORTING PERSON

Impactive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,356,011
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,356,011
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,356,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%
14	TYPE OF REPORTING PERSON

PN, IA

3

CUSIP No. 05367P100

1	NAME OF REPORTING PERSON

Impactive Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,356,011
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,356,011
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,356,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 05367P100

1	NAME OF REPORTING PERSON

Lauren Taylor Wolfe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,356,011
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,356,011
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,356,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 05367P100

1	NAME OF REPORTING PERSON

Christian Asmar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,960 *
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,356,011
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,960 *
	10	SHARED DISPOSITIVE POWER

4,356,011
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,364,971 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%
14	TYPE OF REPORTING PERSON

IN

* Excludes 16,381 Shares underlying certain RSUs, which will not vest in 60 days or less as further described in Item 6.

6

CUSIP No. 05367P100

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The 4,356,011 Shares beneficially owned by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 4,356,011 Shares beneficially owned by the Reporting Persons is approximately $30,761,827, including brokerage commissions.

The 8,960 Shares beneficially owned directly by Mr. Asmar were awarded to him in his capacity as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 43,210,481 Shares outstanding as of March 4, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 9, 2020.

A.	Impactive GP and Impactive Capital
(a)	Each of Impactive GP and Impactive Capital may be deemed to beneficially own 4,356,011 Shares.

Percentage: Approximately 10.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,356,011
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,356,011
(c)	The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.
7

CUSIP No. 05367P100

B.	Impactive Capital GP
(a)	As the general partner of Impactive Capital, Impactive Capital GP may be deemed to beneficially own the 4,356,011 Shares beneficially owned by Impactive Capital.

Percentage: Approximately 10.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,356,011
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,356,011
(c)	The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.
C.	Ms. Taylor Wolfe
(a)	Ms. Taylor Wolfe, as a Managing Member of each of Impactive GP and Impactive Capital GP, may be deemed to beneficially own the 4,356,011 Shares beneficially owned by Impactive GP and Impactive Capital GP.

Percentage: Approximately 10.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,356,011
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,356,011
(c)	The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.
D.	Mr. Asmar
(a)	As of the close of business on May 6, 2020, Mr. Asmar directly beneficially owned 8,960 Shares. Mr. Asmar, as a Managing Member of each of Impactive GP and Impactive Capital GP, may be deemed to beneficially own the 4,356,011 Shares beneficially owned by Impactive GP and Impactive Capital GP.

Percentage: Approximately 10.1%

(b)	1. Sole power to vote or direct vote: 8,960
2. Shared power to vote or direct vote: 4,356,011
3. Sole power to dispose or direct the disposition: 8,960
4. Shared power to dispose or direct the disposition: 4,356,011
(c)	The transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.

8

CUSIP No. 05367P100

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 30, 2020, the Issuer awarded Mr. Asmar 16,381 RSU’s in his capacity as a director. Each RSU represents the contingent right to receive one Share. The RSU’s will vest in full on the earlier of the date of the Issuer’s 2021 Annual Meeting of Stockholders or April 30, 2021.

9

CUSIP No. 05367P100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2020

Impactive Capital GP LLC

By:	/s/ Lauren Taylor Wolfe
	Name:	Lauren Taylor Wolfe
	Title:	Managing Member

Impactive Capital LP

By:	Impactive Capital LLC
its general partner

By:	/s/ Lauren Taylor Wolfe
	Name:	Lauren Taylor Wolfe
	Title:	Managing Member

Impactive Capital LLC

By:	/s/ Lauren Taylor Wolfe
	Name:	Lauren Taylor Wolfe
	Title:	Managing Member

/s/ Lauren Taylor Wolfe
Lauren Taylor Wolfe

/s/ Christian Asmar
Christian Asmar

10

CUSIP No. 05367P100

SCHEDULE A

Transactions in the Shares of the Issuer Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of Transaction	Amount of Securities Purchased	Price per Share ($)	Date of Purchase
Purchase of Common Stock	35,449	5.7189	03/18/2020
Purchase of Common Stock	15,888	5.8330	03/19/2020
Purchase of Common Stock	19,477	5.8669	03/20/2020
Purchase of Common Stock	32,309	5.7561	03/23/2020
Purchase of Common Stock	150	6.0000	03/24/2020
Purchase of Common Stock	2,216	5.9796	03/25/2020
Purchase of Common Stock	231	6.0000	04/01/2020
Purchase of Common Stock	6,790	5.9732	04/02/2020
Purchase of Common Stock	13,759	5.9280	04/03/2020
Purchase of Common Stock	180	6.0000	04/06/2020
Purchase of Common Stock	9,045	5.9742	04/07/2020
Purchase of Common Stock	106,447	5.6269	04/08/2020
Purchase of Common Stock	98,252	5.6209	04/09/2020
Purchase of Common Stock	24,561	5.8777	04/13/2020
Purchase of Common Stock	6,509	5.9806	04/14/2020
Purchase of Common Stock	22,778	5.8690	04/15/2020
Purchase of Common Stock	18,222	5.9647	04/16/2020
Purchase of Common Stock	4,096	5.9910	04/17/2020
Purchase of Common Stock	4,225	5.9882	04/21/2020
Purchase of Common Stock	29,492	5.9764	05/05/2020
Purchase of Common Stock	10,490	5.9954	05/06/2020